Exhibit 99.1

Transition Therapeutics to Present at the 34th Annual Cowen & Co. Healthcare Conference

TORONTO, March 3, 2014 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI) (TSX: TTH) announced today that Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition will be presenting at the 34th Annual   Cowen & Co. Healthcare Conference on Tuesday, March 4th, 2014 at 10:00 a.m. Eastern Time at the Boston Marriott Copley Place Hotel in Boston, MA.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company's lead CNS drug candidate is ELND005 for the treatment of Alzheimer's disease and bipolar disorder.  Transition's lead metabolic drug candidate is TT-401 for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE: Transition Therapeutics Inc.

%CIK: 0001399250

For further information:

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz
Chief Executive Officer
Transition Therapeutics Inc.
Phone: 416-260-7770, x.223
tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 13:15e 03-MAR-14